

December 7, 2022

Michael Miebach
President and Chief Executive Officer
Mastercard Inc.
2000 Purchase Street
Purchase, NY 10577

> **Re: Mastercard Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2011**
> **Response dated August 5, 2022**
> **File No. 001-32877**

Dear Michael Miebach:

We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to consolidated financial statements
Note 3. Revenue, page 77

1. We have reviewed your response to our prior comment 1 in your letter dated July 8, 2022 and your response to our prior comment 2 in your letter dated August 5, 2022. We do not believe your disclosure of "gross revenue" by source with total rebates and incentives shown as a separate line, complies with the requirements of ASC 606. In this regard, we note that these categories are not revenue based on the recognition and measurement guidance in ASC Topic 606. Please revise your disclosure as appropriate.

You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services